Green Rain Energy Holdings Inc.

(f/k/a NOW Corporation I)

June 30, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: David Link; Dorrie Yale

Re:	Green Rain Energy Holdings Inc.
Amendment No. 7 to Offering Statement on Form 1-A
Filed May 22, 2025
File No. 024-12568

To Whom It May Concern:

Green Rain Energy Holdings, Inc., (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated June 4, 2025 regarding the Company’s Amendments No. 7 to its Offering Statement on Form 1-A filed on May 22, 2025 (the “Offering Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments and have followed each comment with the Company’s response.

Additionally, please note that on June 6, 2025, the Company filed Amendment No. 8 to the Offering Statement to further address the comments of the Staff.

Amendments No. 7 to Offering Statement on Form 1-A

Cover page

1.	We note your response to comment 1 that you have revised the Offering Statement to reconcile the disclosures regarding the minimum offering amount. However, we note that your Offering Statement still refers to a minimum offering amount in numerous places, including the cover page. You also continue to state that funds will not be returned to investors if the minimum offering is not met, that proceeds will be used upon receipt, and that “funds will be immediately released to [you] once the minimum offering amount is raised.” Please note that in a minimum offering, funds are returned to the investors if the minimum offering amount is not raised. Please revise your offering statement as appropriate to reconcile your disclosures regarding whether your offering has a minimum offering amount.

Response: We have revised the Offering Statement to revise the disclosures regarding the minimum offering amount noted to be returned to investors if no further funds are raised.

Description of Indebtedness, page 55

2.	Please revise to disclose the maturity dates for the other outstanding convertible promissory notes. In addition, we note your disclosures on page 55 that the Medican Note matured on December 31, 2023 and that the Eagle Oil note matured on March 15, 2024. However, you also state here that the Medican notes matured in 2019 and 2020, and your exhibits also indicate that these notes matured prior to 2023 and 2024.

Response: We have revised the Offering Statement to indicate the respective maturity dates as well as reconcile these dates throughout the Offering Statement as well. In addition, we have updated the other outstanding convertible promissory note total.

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Risk Factors

Convertible Notes in Default, page 56

3.	We note your statement regarding the Medican and Eagle Oil convertible promissory notes that based on preliminary discussions and internal analysis, you believe there is a “high degree of probability that noteholders would accept a settlement of approximately $10,000 per note in satisfaction of the outstanding obligations.” However, you also acknowledge that no formal agreements have been reached and that there is no assurance that any noteholder will agree to the proposed settlement amount. Please revise to remove the noted mitigating language from your risk factor.

Response: We have removed any language or reference to settlement of this debt and there is no mention of assurance that any noteholder will agree to restructure, convert, or settle the outstanding obligations on terms favorable to the Company or at all.

Use of Proceeds, page 61

4.	We note your response to comment 5. Please clarify whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations that you discuss on page 66. We also note that you will be using proceeds of the offering for debt repayment. As previously stated, please describe the material terms of the debt being repaid and if the debt to be repaid was incurred within one year, describe the use of the proceeds arising from such indebtedness. See Instruction 6 to Item 6 of Part II of Form 1-A.

Response: We have revised the Use of Proceeds as requested.

We thank the Staff for its review of the foregoing and the Offering Statement. If you have further comments, please feel free to contact our counsel at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Very truly yours,

GREEN RAIN ENERGY HOLDINGS, INC.

	By:	/s/ Alfredo Papadakis
	Name:	Alfredo Papadakis
June 30, 2025	Title:	Chief Executive Officer

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